UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2014

Commission File Number: 001-33587

PERFECT WORLD CO., LTD.

Perfect World Plaza, Building 306, 86 Beiyuan Road

Chaoyang District, Beijing 100101

People’s Republic of China

(86 10) 5780-5700

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Perfect World Co., Ltd.

By:	/s/ Kelvin Wing Kee Lau
Name:	Kelvin Wing Kee Lau
Title:	Chief Financial Officer

Date: November 26, 2014

EXHIBIT INDEX

Page
Exhibit 99.1 — Press release	4

Exhibit 99.1

PERFECT WORLD ANNOUNCES THIRD QUARTER 2014 UNAUDITED FINANCIAL RESULTS

(Beijing, China — November 25, 2014) — Perfect World Co., Ltd. (NASDAQ: PWRD) (“Perfect World” or the “Company”), a leading online game developer and operator based in China, today announced its unaudited financial results for the third quarter ended September 30, 2014.

Third Quarter 2014 Highlights1

•                          Total revenues were RMB974.3 million (USD158.7 million), compared with RMB928.4 million in the previous quarter and RMB820.2 million in the same quarter last year.

•                          Gross profit was RMB672.4 million (USD109.5 million), compared with RMB678.6 million in the previous quarter and RMB637.7 million in the same quarter last year.

•                          Operating loss was RMB23.3 million (USD3.8 million), compared with operating profit of RMB128.2 million in the previous quarter and RMB115.1 million in the same quarter last year.  Excluding the share-based compensation charge, the goodwill impairment and the impairment of intangibles via acquisitions of businesses and related tax impact, non-GAAP operating profit2 was RMB42.4 million (USD6.9 million), compared with RMB138.4 million in the previous quarter and RMB135.7 million in the same quarter last year.

•                          Net income attributable to the Company’s shareholders was RMB60.7 million (USD9.9 million), compared with RMB161.7 million in the previous quarter and RMB120.9 million in the same quarter last year.  Excluding the share-based compensation charge, the goodwill impairment and the impairment of intangibles via acquisitions of businesses and related tax impact, non-GAAP net income attributable to the Company’s shareholders2 was RMB126.4 million (USD20.6 million), compared with RMB171.9 million in the previous quarter and RMB141.5 million in the same quarter last year.

•                          Basic and diluted earnings per ADS3 were RMB1.22 (USD0.20) and RMB1.20 (USD0.19), respectively, compared with RMB3.26 and RMB3.21, respectively, in the previous quarter, and RMB2.47 and RMB2.41, respectively, in the same quarter last year.  Excluding the share-based compensation charge, the goodwill impairment and the impairment of intangibles via acquisitions of businesses and related tax impact, non-GAAP basic and diluted earnings per ADS2 were RMB2.55 (USD0.42) and RMB2.49 (USD0.41),

1  The U.S. dollar (USD) amounts disclosed in this press release, except for those transaction amounts that were actually settled in U.S. dollars, are presented solely for the convenience of the reader.  The conversion of Renminbi (RMB) into USD in this release is based on the noon buying rate in The City of New York for cable transfers in RMB per USD as certified for customs purposes by the Federal Reserve Bank of New York as of September 30, 2014, which was RMB6.1380 to USD1.00.  The percentages stated in this press release are calculated based on the RMB amounts.

2  As used in this press release, non-GAAP operating profit, non-GAAP net income attributable to the Company’s shareholders and non-GAAP earnings per ADS are defined to exclude the share-based compensation charge, the goodwill impairment and the impairment of intangibles via acquisitions of businesses and related tax impact from operating profit, net income attributable to the Company’s shareholders and earnings per ADS, respectively.  See “Non-GAAP Financial Measures” and “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

3  Each ADS represents five ordinary shares.

respectively, compared with RMB3.47 and RMB3.41, respectively, in the previous quarter, and RMB2.89 and RMB2.82, respectively, in the same quarter last year.

Mr. Robert Xiao, CEO of Perfect World commented, “We are pleased to announce our third quarter results.  Total revenues rose by 5% quarter-over-quarter, which came in line with our expectations.  The sequential revenue growth was mainly attributed to our newly launched mobile games ‘CrossGate Mobile’ and ‘Forsaken World.’ ‘DOTA2,’ a world-class title for which we have obtained exclusive rights to operate in mainland China, also continued to perform well.”

“During the third quarter, we continued to expand our portfolio by launching new games and releasing expansion packs for our existing games.  In addition to launching ‘CrossGate Mobile’ early in the quarter, we launched ‘Legend of the Condor Heroes,’ a 3D MMORPG based on one of Louis Cha’s classic martial arts novels, and the mobile game ‘Touch’ toward the end of the quarter.  We also launched the console version of ‘Neverwinter’ in mainland China through the Xbox One platform, and we are working on localizing a PC version of the game for China.  Moreover, we have a variety of upcoming titles in our mobile game pipeline, such as ‘Forever Mars,’ ‘Dawn after Dark,’ ‘Swordsman Mobile,’ and ‘Saint Seiya Mobile.’ ”

“Research and development continues to be our main competitive advantage.  In order to further bolster our competitive edge in this area, we recently restructured our R&D teams to form five new subsidiaries.  We believe this new structure will help better incentivize top talent, support game design flexibility, allow faster reaction to changing market trends, and boost game development productivity.”

“During the quarter, we continued to make progress in launching our games in various markets through our overseas partners and subsidiaries.  At the same time, we face fierce competition in the global market.  In view of U.S. subsidiary’s recent performance and near-term business outlook that are below our expectations, we recognized acquisition-related impairments in this quarter.  However, we are still confident in the long-term prospects of our U.S. subsidiary given its strong R&D and operational capabilities as well as promising pipeline.   With our extensive overseas network that covers more than 100 countries and regions around the world, we remain committed to further expanding our overseas penetration and bolstering our global presence.”

“We are constantly on the lookout to identify new market trends as we endeavor to position ourselves to capture growth opportunities in the global market.  We believe our strategies will bring long term value to our shareholders as we seek to create captivating entertainment experiences for gamers worldwide.”

Third Quarter 2014 Financial Results

Total Revenues

Total revenues were RMB974.3 million (USD158.7 million), compared with RMB928.4 million in the previous quarter and RMB820.2 million in the same quarter last year.

Online game operation revenues, which include both domestic and overseas online game operations, were RMB919.5 million (USD149.8 million), compared with RMB861.1 million in the previous quarter and RMB750.2 million in the same quarter last year.  The increase from the previous quarter was mainly due to the strong performance of the Company’s mobile games, such as the newly launched “CrossGate Mobile” and “Forsaken World.”

The aggregate average concurrent users (ACU) for PC games under operation in mainland China was approximately 623,000, compared with 661,000 in the previous quarter and 778,000 in the same quarter last year.

Licensing revenues were RMB38.6 million (USD6.3 million), compared with RMB48.9 million in the previous quarter and RMB39.1 million in the same quarter last year.  The decrease from the previous quarter was mainly because the Company had fewer major new game launches through its partners in overseas markets in 3Q14.

Other revenues were RMB16.2 million (USD2.6 million), compared with RMB18.3 million in the previous quarter and RMB30.9 million in the same quarter last year.

Cost of Revenues

Cost of revenues was RMB301.9 million (USD49.2 million), compared with RMB249.8 million in the previous quarter and RMB182.5 million in the same quarter last year.  The increase from the previous quarter was mainly due to an increase in revenue sharing, particularly with mobile game distribution channels as a result of the strong performance of the Company’s mobile games in 3Q14.

Gross Profit and Gross Margin

Gross profit was RMB672.4 million (USD109.5 million), compared with RMB678.6 million in the previous quarter and RMB637.7 million in the same quarter last year.  Gross margin was 69.0%, compared with 73.1% in the previous quarter and 77.8% in the same quarter last year.

Operating Expenses

Operating expenses were RMB695.7 million (USD113.3 million), compared with RMB550.3 million in the previous quarter and RMB522.6 million in the same quarter last year.  The increase in operating expenses from the previous quarter was mainly due to an increase in sales and marketing expenses, the goodwill impairment and the impairment of intangibles via acquisitions associated with the Company’s U.S. subsidiary, as well as higher R&D expenses in 3Q14.

R&D expenses were RMB280.8 million (USD45.7 million), compared with RMB259.8 million in the previous quarter and RMB236.0 million in the same quarter last year. The increase from the previous quarter was primarily due to an increase in staff cost.

Sales and marketing expenses were RMB267.1 million (USD43.5 million), compared with RMB197.8 million in the previous quarter and RMB210.2 million in the same quarter last year.  The increase from the previous quarter was primarily due to an increase in advertising and promotional expenses associated with several recently-launched new games.

General and administrative expenses were RMB117.3 million (USD19.1 million), compared with RMB92.8 million in the previous quarter and RMB76.4 million in the same quarter last year.    The increase from the previous quarter was mainly due to the impairment of intangibles via acquisitions associated with the Company’s U.S. subsidiary.

Goodwill impairment was RMB30.5 million (USD5.0 million), as compared with Nil in the previous quarter and Nil in the same quarter last year.  The increase was primarily due to the goodwill impairment associated with the Company’s U.S. subsidiary.

Operating Loss/Profit

Operating loss was RMB23.3 million (USD3.8 million), compared with operating profit of RMB128.2 million in the previous quarter and RMB115.1 million in the same quarter last year.  Excluding the share-based compensation charge, the goodwill impairment and the impairment of intangibles via acquisitions of businesses and related tax impact, non-GAAP operating profit was RMB42.4 million (USD6.9 million), compared with RMB138.4 million in the previous quarter and RMB135.7 million in the same quarter last year.

Total Other Income

Total other income was RMB100.7 million (USD16.4 million), compared with RMB42.1 million in the previous quarter and RMB26.6 million in the same quarter last year.  The increase from the previous quarter was largely due to an investment gain, including the gain of approximately RMB28.5 million from the sale of 30,326,005 class A ordinary shares of Shanda Games Limited, and a foreign exchange gain recognized in 3Q14.

Income Tax Expense

Income tax expense was RMB29.1 million (USD4.7 million), compared with RMB10.5 million in the previous quarter and RMB14.1 million in the same quarter last year.  The increase from the previous quarter was primarily because some of the Company’s controlled entities that are subject to higher tax rates earned more pre-tax profit than the previous quarter.

Net Income Attributable to the Company’s Shareholders

Net income attributable to the Company’s shareholders was RMB60.7 million (USD9.9 million), compared with RMB161.7 million in the previous quarter and RMB120.9 million in the same quarter last year.  Excluding the share-based compensation charge, the goodwill impairment and the impairment of intangibles via acquisitions of businesses and related tax impact, non-GAAP net income attributable to the Company’s shareholders was RMB126.4 million (USD20.6 million), compared with RMB171.9 million in the previous quarter and RMB141.5 million in the same quarter last year.

Basic and diluted earnings per ADS were RMB1.22 (USD0.20) and RMB1.20 (USD0.19), respectively, compared with RMB3.26 and RMB3.21, respectively, in the previous quarter, and RMB2.47 and RMB2.41, respectively, in the same quarter last year.  Excluding the share-based compensation charge, the goodwill impairment and the impairment of intangibles via acquisitions of businesses and related tax impact, non-GAAP basic and diluted earnings per ADS were RMB2.55 (USD0.42) and RMB2.49 (USD0.41), respectively, compared with RMB3.47 and RMB3.41, respectively, in the previous quarter, and RMB2.89 and RMB2.82, respectively, in the same quarter last year.

Cash and Cash Equivalents

As of September 30, 2014, the Company had RMB1,278.6 million (USD208.3 million) of cash and cash equivalents, compared with RMB883.6 million as of June 30, 2014.  The increase was mainly due to the proceeds from the sale of 30,326,005 class A ordinary shares of Shanda Games Limited and the net cash inflow generated from the Company’s online game operations. This was partially offset by the investments in certain short-term structured deposits.

Business Outlook

Based on the Company’s current operations, total revenues for the fourth quarter of 2014 are expected to be between RMB1,023 million and RMB1,072 million, representing an increase of 5% to 10% on a sequential basis.  This takes into consideration the expected growth from the continued strength of the Company’s mobile games.

Non-GAAP Financial Measures

To supplement the financial measures prepared in accordance with generally accepted accounting principles in the United States, or GAAP, this press release presents non-GAAP operating profit, non-GAAP net income attributable to the Company’s shareholders and non-GAAP earnings per ADS by excluding the share-based compensation charge, the goodwill impairment and the impairment of intangibles via acquisitions of businesses and related tax impact from operating profit, net income attributable to the Company’s shareholders and earnings per ADS, respectively.  The Company believes these non-GAAP financial measures are important to help investors understand the Company’s operating and financial performance, compare business trends among different reporting periods on a consistent basis and assess the Company’s core operating results, as they exclude certain expenses that are not expected to result in cash payments.  The use of the above non-GAAP financial measures has certain limitations.  Share-based compensation charge has been and will continue to be incurred and goodwill impairment and impairment of intangibles via acquisitions of businesses and related tax impact may recur in the future. They are not reflected in the presentation of the non-GAAP financial measures, but should be considered in the overall evaluation of the Company’s results.  None of the non-GAAP measures is a measure of net income attributable to the Company’s shareholders, operating profit, operating performance or liquidity presented in accordance with

GAAP.  The Company compensates for these limitations by providing the relevant disclosure of its share-based compensation charge, the goodwill impairment and the impairment of intangibles via acquisitions of businesses and related tax impact in the reconciliations to the most directly comparable GAAP financial measures, which should be considered when evaluating the Company’s performance.  These non-GAAP financial measures should be considered in addition to, but not a substitute for, or superior to, financial measures prepared in accordance with GAAP.  Reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measures is set forth at the end of this release.

Conference Call

Perfect World will host a conference call and live webcast at 8:00pm Eastern Standard Time on Tuesday, November 25, 2014 (9:00am Beijing time on Wednesday, November 26, 2014).

Dial-in numbers for the live conference call are as follows:

• U.S. Toll Free Number	1-800-742-9301
• International Dial-in Number	+61-2-8373-3610
• Mainland China Toll Free Number	800-870-0210
• Hong Kong Toll Free Number	80-090-6648
• U.K. Toll Free Number	080-8234-1369
Conference ID: PWRD

A live and archived webcast of the conference call will be available on the Investor Relations section of Perfect World’s website at http://www.pwrd.com.

A telephone replay of the call will be available beginning two hours after the conclusion of the conference call through 11:59pm Eastern Time, December 2, 2014.

Dial-in numbers for the replay are as follows:

• U.S. Toll Free Number	1-855-452-5696
• International Dial-in Number	+61-2-8199-0299
Conference ID: 32595310

About Perfect World Co., Ltd. (http://www.pwrd.com)

Perfect World Co., Ltd. (NASDAQ: PWRD) is a leading online game developer and operator based in China.  Perfect World primarily develops online games based on proprietary game engines and game development platforms.  Perfect World’s strong technology and creative game design capabilities, combined with extensive knowledge and experiences in the online game market, enable it to frequently and promptly introduce popular games designed to cater changing customer preferences and market trends.  Perfect World’s current portfolio of self-developed online games includes massively multiplayer online role playing games (“MMORPGs”):

“Perfect World,” “Legend of Martial Arts,” “Perfect World II,” “Zhu Xian,” “Chi Bi,” “Pocketpet Journey West,” “Battle of the Immortals,” “Fantasy Zhu Xian,” “Forsaken World,” “Empire of the Immortals,” “Return of the Condor Heroes,” “Saint Seiya Online,” “Swordsman Online,” “Holy King” and “Legend of the Condor Heroes;” an online casual game: “Hot Dance Party;” and a number of web games and mobile games.  While a majority of the revenues are generated in China, Perfect World operates its games in North America, Europe, Japan, Korea and Southeast Asia through its own subsidiaries.  Perfect World’s games have also been licensed to leading game operators in a number of countries and regions in Asia, Latin America, and the Russian Federation and other Russian speaking territories.  Perfect World intends to continue to explore new and innovative business models and is committed to maximizing shareholder value over time.

Safe Harbor Statements

This press release contains forward-looking statements.  These statements constitute forward-looking statements under the U.S. Private Securities Litigation Reform Act of 1995.  These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “confidence,” “estimates” and similar statements.  Among other things, the management’s quotations and “Business Outlook” contain forward-looking statements.  Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements.  Potential risks and uncertainties include, but are not limited to, Perfect World’s ability to develop and operate new games that are commercially successful, the growth of the online game market and the continuing market acceptance of its games and in-game items in China and elsewhere, its ability to protect intellectual property rights, its ability to respond to competitive pressure, its ability to maintain an effective system of internal control over financial reporting, changes of the regulatory environment in China, and economic slowdown in China and/or elsewhere.  Further information regarding these and other risks is included in Perfect World’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F.  All information provided in this press release and in the attachments is as of November 25, 2014, and Perfect World does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For further information, please contact

Perfect World Co., Ltd.

Vivien Wang — Vice President, Capital Market & Corporate Communications

Tel: +86-10-5780-5700

Fax: +86-10-5780-5713

Email: ir@pwrd.com

http://www.pwrd.com

Christensen Investor Relations

Patty Bruner

Tel: +1-480-614-3036

Fax: +1-480-614-3033

Email: pbruner@christensenir.com

Jung Chang

Tel: +852-2117-0861

Fax: +852-2117-0869

Email: jchang@christensenir.com

Perfect World Co., Ltd.

Unaudited Condensed Consolidated Balance Sheets

	December 31,	September 30,	September 30,
	2013	2014	2014
	RMB	RMB	USD
Assets
Current assets
Cash and cash equivalents	1,212,157,293	1,278,600,934	208,309,048
Restricted cash and time deposits	226,100,000	785,145,000	127,915,445
Short-term investments	1,307,892,890	1,569,576,701	255,714,679
Accounts receivable, net	197,715,605	294,503,511	47,980,370
Due from related parties	3,393,089	5,989,058	975,734
Prepayment and other assets	424,839,088	348,764,736	56,820,583
Deferred tax assets	40,387,485	46,062,757	7,504,522
Total current assets	3,412,485,450	4,328,642,697	705,220,381
Non current assets
Equity investments	470,018,715	793,333,459	129,249,505
Time deposits	108,135,489	55,652,873	9,066,939
Restricted time deposits	7,597,873	7,677,376	1,250,794
Property, equipment, and software, net	1,353,740,512	1,327,284,045	216,240,477
Construction in progress	14,051,462	8,236,645	1,341,910
Intangible assets, net	330,718,241	304,812,000	49,659,824
Goodwill	511,270,880	497,164,881	80,997,863
Prepayments and other assets	86,177,977	57,145,720	9,310,153
Deferred tax assets	50,830,484	61,353,045	9,995,609
Total assets	6,345,027,083	7,441,302,741	1,212,333,455

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable	95,908,036	133,684,736	21,779,855
Short-term bank loans	213,391,500	725,995,000	118,278,755
Advances from customers	102,469,102	67,657,859	11,022,786
Salary and welfare payable	287,057,153	337,014,816	54,906,291
Taxes payable	59,756,556	91,867,024	14,966,931
Accrued expenses and other liabilities	188,939,187	262,196,985	42,717,006
Due to related parties	91,750	19,583,570	3,190,546
Deferred revenues	742,171,227	850,713,333	138,597,806
Deferred tax liabilities	87,173,299	99,093,040	16,144,190
Deferred government grants	5,000,000	175,020	28,514
Total current liabilities	1,781,957,810	2,587,981,383	421,632,680
Non current liabilities
Deferred revenues	38,655,431	18,641,535	3,037,070
Deferred tax liabilities	13,408,787	19,800,923	3,225,957
Other long-term liabilities	2,800,000	2,164,660	352,665
Total liabilities	1,836,822,028	2,628,588,501	428,248,372

Shareholders’ Equity
Ordinary shares (US$0.0001 par value, 10,000,000,000 shares authorized, 29,671,195 Class A ordinary shares issued and outstanding, 217,308,865 Class B ordinary shares issued and outstanding as of December 31, 2013; 10,000,000,000 shares authorized, 29,671,195 Class A ordinary shares issued and outstanding, 218,940,010 Class B ordinary shares issued and outstanding as of September 30, 2014)	197,003	198,006	32,259
Additional paid-in capital	452,966,738	510,789,751	83,217,620
Statutory reserves	312,339,625	312,339,625	50,886,221
Accumulated other comprehensive loss	(126,536,702)	(147,243,658)	(23,988,866)
Retained earnings	3,832,064,435	4,109,236,964	669,474,905
Total Perfect World Shareholders’ Equity	4,471,031,099	4,785,320,688	779,622,139
Non-controlling interests	37,173,956	27,393,552	4,462,944
Total Shareholders’ Equity	4,508,205,055	4,812,714,240	784,085,083
Total Liabilities and Shareholders’ Equity	6,345,027,083	7,441,302,741	1,212,333,455

Perfect World Co., Ltd.

Unaudited Condensed Consolidated Statements of Operations

	Three months ended
	September 30,	June 30,	September 30,	September 30,
	2013	2014	2014	2014
	RMB	RMB	RMB	USD
Revenues
Online game operation revenues	750,200,986	861,126,055	919,467,704	149,799,235
Licensing revenues	39,078,354	48,942,956	38,625,706	6,292,881
Other revenues	30,888,624	18,299,616	16,203,813	2,639,917
Total Revenues	820,167,964	928,368,627	974,297,223	158,732,033
Cost of revenues	(182,455,810)	(249,794,628)	(301,887,545)	(49,183,373)
Gross profit	637,712,154	678,573,999	672,409,678	109,548,660
Operating expenses
Research and development expenses	(236,006,148)	(259,760,355)	(280,756,233)	(45,740,670)
Sales and marketing expenses	(210,212,860)	(197,778,058)	(267,130,237)	(43,520,729)
General and administrative expenses	(76,378,447)	(92,804,546)	(117,300,930)	(19,110,611)
Goodwill impairment	—	—	(30,527,759)	(4,973,568)
Total operating expenses	(522,597,455)	(550,342,959)	(695,715,159)	(113,345,578)
Operating profit / (loss)	115,114,699	128,231,040	(23,305,481)	(3,796,918)
Other income / (expenses)
Share of (loss) / income from equity investments	(4,551,283)	(2,667,074)	36,246,603	5,905,279
Interest income	22,253,330	27,625,821	27,578,169	4,493,022
Interest expense	(1,029,198)	(3,706,848)	(4,745,531)	(773,140)
Others, net	9,976,845	20,874,918	41,572,126	6,772,911
Total other income	26,649,694	42,126,817	100,651,367	16,398,072
Profit before tax	141,764,393	170,357,857	77,345,886	12,601,154
Income tax expense	(14,108,543)	(10,486,818)	(29,074,089)	(4,736,737)
Income from continuing operations, net of tax	127,655,850	159,871,039	48,271,797	7,864,417
Loss from discontinued operations, net of tax	(4,702,751)	—	—	—
Net Income	122,953,099	159,871,039	48,271,797	7,864,417
Net (income) / loss attributable to the non-controlling interests	(2,038,077)	1,831,862	12,424,789	2,024,241
Net income attributable to the Company’s shareholders	120,915,022	161,702,901	60,696,586	9,888,658

Net earnings per ordinary share, basic
Continuing operations	0.51	0.65	0.24	0.04
Discontinued operations	(0.02)	—	—	—
Total earnings per ordinary share, basic	0.49	0.65	0.24	0.04

Net earnings per ordinary share, diluted
Continuing operations	0.50	0.64	0.24	0.04
Discontinued operations	(0.02)	—	—	—
Total earnings per ordinary share, diluted	0.48	0.64	0.24	0.04

Net earnings per ADS, basic
Continuing operations	2.57	3.26	1.22	0.20
Discontinued operations	(0.10)	—	—	—
Total earnings per ADS, basic	2.47	3.26	1.22	0.20

Net earnings per ADS, diluted
Continuing operations	2.50	3.21	1.20	0.19
Discontinued operations	(0.09)	—	—	—
Total earnings per ADS, diluted	2.41	3.21	1.20	0.19

Shares used in calculating basic net earnings per ordinary share	244,382,546	247,753,275	248,194,498	248,194,498
Shares used in calculating diluted net earnings per ordinary share	251,156,777	252,119,378	253,798,761	253,798,761

Amount attributable to the Company’s shareholders:
Income from continuing operations, net of tax	125,617,773	161,702,901	60,696,586	9,888,658
Loss from discontinued operations, net of tax	(4,702,751)	—	—	—
Net income	120,915,022	161,702,901	60,696,586	9,888,658

Total share-based compensation cost included in:
Cost of revenues	(836,815)	(245,065)	(244,629)	(39,855)
Research and development expenses	(9,289,947)	(3,455,256)	(3,435,598)	(559,726)
Sales and marketing expenses	(3,270,968)	(1,810,495)	(1,778,802)	(289,802)
General and administrative expenses	(7,167,748)	(4,665,292)	(4,674,896)	(761,632)

Perfect World Co., Ltd.

Reconciliation of GAAP and Non-GAAP Results

	Three months ended
	September 30,	June 30,	September 30,	September 30,
	2013	2014	2014	2014
	RMB	RMB	RMB	USD

GAAP operating profit / (loss)	115,114,699	128,231,040	(23,305,481)	(3,796,918)
Share based compensation charge	20,565,478	10,176,108	10,133,925	1,651,015
Impairment of intangibles via acquisitions of businesses and related tax impact	—	—	25,087,354	4,087,220
Goodwill impairment	—	—	30,527,759	4,973,568
Non-GAAP operating profit	135,680,177	138,407,148	42,443,557	6,914,885

GAAP net income attributable to the Company’s shareholders	120,915,022	161,702,901	60,696,586	9,888,658
Share based compensation charge	20,565,478	10,176,108	10,133,925	1,651,015
Impairment of intangibles via acquisitions of businesses and related tax impact	—	—	25,087,354	4,087,220
Goodwill impairment	—	—	30,527,759	4,973,568
Non-GAAP net income attributable to the Company’s shareholders	141,480,500	171,879,009	126,445,624	20,600,461

GAAP net earnings per ADS
- Basic	2.47	3.26	1.22	0.20
- Diluted	2.41	3.21	1.20	0.19

Non-GAAP net earnings per ADS
- Basic	2.89	3.47	2.55	0.42
- Diluted	2.82	3.41	2.49	0.41

ADSs used in calculating net earnings per ADS
- Basic	48,876,509	49,550,655	49,638,900	49,638,900
- Diluted	50,231,355	50,423,876	50,759,752	50,759,752